EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

	2004	2003	2002
Earnings:
Income before taxes and minority interest	$50,002	$47,586	$63,078
Add: Fixed charges	32,281	26,940	25,618

Total earnings	82,283	74,933	89,101

Fixed charges:
Interest expense, including amortization of deferred loan costs	32,281	26,088	25,056
Interest expense estimate within rental expense	—	852	562

Total fixed charges	$32,281	$26,940	$25,618

Earnings / fixed charges	2.55	2.78	3.48

COMPUTATION OF RATIO OF PROFORMA EARNINGS TO FIXED CHARGES

	2004	2003	2002
Pro forma earnings:
Income before taxes and minority interest	$50,002	$47,586	$63,078
Add: Proforma fixed charges	32,281	32,491	32,009

Total pro forma earnings	82,283	80,484	95,492

Pro forma fixed charges
Interest expense, including amortization of deferred loan costs	32,281	26,088	25,056
Interest expense estimate within rental expense	914	851	562

Add: Increase in interest, including amortization of deferred loan costs on senior subordinated notes computed as if issued as of the beginning of the period and parent debt were repaid at beginning of period	—	31,639	31,447
Less: Interest expense, included amortization of deferred loan costs on parent debt assuming repayment at beginning of period	—	(26,088)	(25,056)

Total proforma fixed charges	$33,195	$32,491	$32,009

Pro forma earnings / fixed charges	2.48	2.48	2.98

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